SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Floating Rate Series III Notes in a principal amount of ARS 153,152,082, due 2013.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Floating Rate Series III Notes in a principal amount of ARS 153,152,082, due 2013

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on August 13, 2012, will start the payment of the second installment of interests related to its Series III Notes issued on February 14, 2012.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	August 13, 2012
Number of service to be paid:	Second installment of interests.
Period comprised by the payment:	May 14, 2012/August 13, 2012.
Concept of payment:	Interests (100%).
Payment Currency:	ARS (Argentine Peso)
Capital Outstanding:	ARS 153,152,082.00
Annual Nominal Interest:	14.8569%
Amount of interest being paid:	ARS 5,672,828.22
Amortization coupon:	Not applicable.
Payment address:	25 de Mayo 362, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of August 10, 2012 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: August 10, 2012